ANGLO AMERICAN

05012644

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

SUPPL

7 November, 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Director/PDMR interests x 2
- Old Mutual shareholding in Anglo American plc

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 15 copies

AVS 666664
RNS. 7201T

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198 - 212 of the Companies Act 1985

On Friday 4 November, Anglo American plc (the "Company") was advised that, as at 2 November 2005, Old Mutual plc and its direct and indirect subsidiaries had a material interest in 133,568,567 ordinary shares of the Company, representing 8.94% of the issued share capital. The shares are registered per the attached schedule.

Company	Registered Holder	Number of Shares	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,158,354	4.56%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	21,949	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,098	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	389,793	0.03%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	228,125	0.02%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	431,779	0.03%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	5,061,541	0.34%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	31,109,337	2.08%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	63,924	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,876,364	0.13%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,652,801	0.11%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	902,767	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,671,592	0.18%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	729,032	0.05%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	2,409,724	0.16%
Quantative Asset Management	ABSA Nominees	157,620	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	162,430	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,783,536	0.19%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	386,101	0.03%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	3,922,145	0.26%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	82,935	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,197,702	0.21%
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00%
BOE Private Clients	Nedbank Nominees Ltd	3,006,137	0.20%

AVS 666664
RNS. 7201T

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198 - 212 of the Companies Act 1985

On Friday 4 November, Anglo American plc (the "Company") was advised that, as at 2 November 2005, Old Mutual plc and its direct and indirect subsidiaries had a material interest in 133,568,567 ordinary shares of the Company, representing 8.94% of the issued share capital. The shares are registered per the attached schedule.

Company	Registered Holder	Number of Shares	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,158,354	4.56%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	21,949	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,098	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	389,793	0.03%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	228,125	0.02%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	431,779	0.03%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	5,061,541	0.34%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	31,109,337	2.08%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	63,924	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,876,364	0.13%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,652,801	0.11%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	902,767	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,671,592	0.18%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	729,032	0.05%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	2,409,724	0.16%
Quantative Asset Management	ABSA Nominees	157,620	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	162,430	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,783,536	0.19%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	386,101	0.03%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	3,922,145	0.26%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	82,935	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,197,702	0.21%
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00%
BOE Private Clients	Nedbank Nominees Ltd	3,006,137	0.20%

AVS 666664
RNS. 7201T

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198 - 212 of the Companies Act 1985

On Friday 4 November, Anglo American plc (the "Company") was advised that, as at 2 November 2005, Old Mutual plc and its direct and indirect subsidiaries had a material interest in 133,568,567 ordinary shares of the Company, representing 8.94% of the issued share capital. The shares are registered per the attached schedule.

Company	Registered Holder	Number of Shares	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,158,354	4.56%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	21,949	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,098	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	389,793	0.03%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	228,125	0.02%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	431,779	0.03%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	5,061,541	0.34%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	31,109,337	2.08%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	63,924	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,876,364	0.13%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,652,801	0.11%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	902,767	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,671,592	0.18%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	729,032	0.05%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	2,409,724	0.16%
Quantative Asset Management	ABSA Nominees	157,620	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	162,430	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,783,536	0.19%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	386,101	0.03%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	3,922,145	0.26%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	82,935	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,197,702	0.21%
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00%
BOE Private Clients	Nedbank Nominees Ltd	3,006,137	0.20%

AVS 666664
RNS. 7201T

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198 - 212 of the Companies Act 1985

On Friday 4 November, Anglo American plc (the "Company") was advised that, as at 2 November 2005, Old Mutual plc and its direct and indirect subsidiaries had a material interest in 133,568,567 ordinary shares of the Company, representing 8.94% of the issued share capital. The shares are registered per the attached schedule.

Company	Registered Holder	Number of Shares	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,158,354	4.56%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	21,949	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,098	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	389,793	0.03%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	228,125	0.02%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	431,779	0.03%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	5,061,541	0.34%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	31,109,337	2.08%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	63,924	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,876,364	0.13%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,652,801	0.11%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	902,767	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,671,592	0.18%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	729,032	0.05%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	2,409,724	0.16%
Quantative Asset Management	ABSA Nominees	157,620	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	162,430	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,783,536	0.19%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	386,101	0.03%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	3,922,145	0.26%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	82,935	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,197,702	0.21%
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00%
BOE Private Clients	Nedbank Nominees Ltd	3,006,137	0.20%

AVS 666664
RNS. 7201T

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc

Notifications pursuant to sections 198 - 212 of the Companies Act 1985

On Friday 4 November, Anglo American plc (the "Company") was advised that, as at 2 November 2005, Old Mutual plc and its direct and indirect subsidiaries had a material interest in 133,568,567 ordinary shares of the Company, representing 8.94% of the issued share capital. The shares are registered per the attached schedule.

Company	Registered Holder	Number of Shares	Percent
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	68,158,354	4.56%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Rodina Investments (Pty) Ltd	3,641,200	0.24%
Coronation Fund Managers (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	1,800	0.00%
PeregrineQuant (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	21,949	0.00%
Prudential Portfolio Managers (Pty) Ltd (not and Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	163,098	0.01%
Investec Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	389,793	0.03%
Polaris Capital (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	228,125	0.02%
Frater Asset Management (Pty) Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	431,779	0.03%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA)	5,061,541	0.34%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	31,109,337	2.08%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia)	63,924	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	1,876,364	0.13%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	80,398	0.01%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Portfolio Holdings (Namibia) (Pty) Ltd	53,814	0.00%
Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	1,652,801	0.11%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	902,767	0.06%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	2,671,592	0.18%
Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	729,032	0.05%
Old Mutual Asset Managers (South Africa) (Pty) Ltd	Mutual & Federal Limited	2,409,724	0.16%
Quantative Asset Management	ABSA Nominees	157,620	0.01%
Quantative Asset Management	Nedbank Nominees Ltd	162,430	0.01%
Quantative Asset Management	Standard Bank Nominees Ltd	2,783,536	0.19%
Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	386,101	0.03%
Nedcor Collective Investments Limited	Nedcor Bank Nominees	3,922,145	0.26%
Taquanta Asset Managers (Pty) Ltd	NIB IPS Nominees (Pty) Ltd	82,935	0.01%
BOE Personal Stockbrokers	BNS Nominees	3,197,702	0.21%
Old Mutual (STRAC)	Nedcor Bank Nominees	3,006	0.00%
BOE Private Clients	Nedbank Nominees Ltd	3,006,137	0.20%

AVS 230256

RNS 6928T

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,148,362 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 October 2005	173,191
1 November 2005	72,751
2 November 2005	139,700
3 November 2005	58,508
4 November 2005	106,249

The Company was advised of these transactions on 4 November 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
04 November 2005

AVS 230256
RNS 6928T

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,148,362 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 October 2005	173,191
1 November 2005	72,751
2 November 2005	139,700
3 November 2005	58,508
4 November 2005	106,249

The Company was advised of these transactions on 4 November 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
04 November 2005

AVS 230256
RNS 6928T

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,148,362 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 October 2005	173,191
1 November 2005	72,751
2 November 2005	139,700
3 November 2005	58,508
4 November 2005	106,249

The Company was advised of these transactions on 4 November 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
04 November 2005

AVS 230256
RNS 6928T

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,148,362 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 October 2005	173,191
1 November 2005	72,751
2 November 2005	139,700
3 November 2005	58,508
4 November 2005	106,249

The Company was advised of these transactions on 4 November 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
04 November 2005

AVS 230256
RNS 6928T

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 40,148,362 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
31 October 2005	173,191
1 November 2005	72,751
2 November 2005	139,700
3 November 2005	58,508
4 November 2005	106,249

The Company was advised of these transactions on 4 November 2005.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
B E Davison	A E Redman
D A Hathorn	R J King
A W Lea	P L Zim
R Médori	P M Baum
S R Thompson	R Havenstein
A J Trahar	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

N Jordan
Company Secretary
04 November 2005

AVS 812719
RNS 7588T

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Monday 7 November 2005:

1. The SIP trust acquired a total of 11,597 ordinary shares at a price of £16.70 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 7 ordinary shares at a price of £16.70 and were allocated 7 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 November 2005

AVS 812719
RNS 7588T

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Monday 7 November 2005:

1. The SIP trust acquired a total of 11,597 ordinary shares at a price of £16.70 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 7 ordinary shares at a price of £16.70 and were allocated 7 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 November 2005

Avs 812719
RNS 7588 T

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Monday 7 November 2005:

1. The SIP trust acquired a total of 11,597 ordinary shares at a price of £16.70 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 7 ordinary shares at a price of £16.70 and were allocated 7 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 November 2005

ARS 812719
RNS 7588 T

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Monday 7 November 2005:

1. The SIP trust acquired a total of 11,597 ordinary shares at a price of £16.70 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 7 ordinary shares at a price of £16.70 and were allocated 7 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 November 2005

AVS 812719
RNS 7588 T

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Monday 7 November 2005:

1. The SIP trust acquired a total of 11,597 ordinary shares at a price of £16.70 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 7 ordinary shares at a price of £16.70 and were allocated 7 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
A W Lea	(director)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
7 November 2005